SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 2, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
HELSINKI, FINLAND

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso to supply a kraft paper production line rebuild to Segezha in Russia

SIGNATURES

Date September 2, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President & CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to supply a kraft paper production line rebuild to Segezha in Russia

(Helsinki, Finland, September 2, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a rebuild of a kraft paper production line to JSC Segezha Pulp and Paper Mill in Segezha, Russian Karelia. The total value of the mill modernization project is approximately EUR 40 million, and the rebuilt production line will start up in June 2004.

The Metso delivery will include stock preparation equipment, modernization of the paper machine’s wet end, rebuild of the dryer section and air systems, a new reel and winder as well as a selection of auxiliary equiment. In addition, Metso will supply production and quality control systems and field instruments. Metso Paper will also be responsible for installation supervision, start-up assistance and training.

The paper machine (PM 10) was originally supplied by Metso in 1974, and it produces extensible sack kraft paper. The machine’s wire width is 7.1 meters. After the rebuild, it will have a production speed of 750 meters / minute and production capacity of approximately 550 tons a day.

Paper consumption in Russia is estimated almost to double by the end of the decade. At the same time, the exports of the country’s pulp and paper production are expected to continue to grow. These development trends are expected to accelerate the rate of mill modernizations and production capacity updates in Russia.

Segezha Pulp and Paper Mill, formerly known as Segezhabumprom, is located in northwestern Russia, in the Republic of Karelia, approximately 700 kilometers north of St. Petersburg. With its two machines, the Mill produces annually approximately 230,000 tons of sack paper. The mill also produces 270 million sacks per year. Its products are sold both domestically and on export markets. The mill’s net sales in 2002 were USD 125 million, and it employed approximately 5,300 persons.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Antero Kunnari, Senior Vice President, Sales and Marketing,
Metso Paper, Board Business Line, Tel. +358 40 543 1036

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.